Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of ZyVersa Therapeutics, Inc. for the registration of shares of common stock, preferred stock, debt securities, warrants, purchase contracts, units, and subscription rights and to the incorporation by reference therein of our report dated March 31, 2023 (except for the effects of the reverse stock splits discussed in Notes 3 and 11 to the consolidated financial statements, as to which the date is July 11, 2024), with respect to the consolidated financial statements of ZyVersa Therapeutics, Inc, included in the Annual Report for the year ended December 31, 2023 included in the Post-effective Amendment No. 1 to Form S-1 (No. 333-275320), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orlando, Florida

September 3, 2024